Dear Stockholders,

Fiscal year 1995 marked the second largest sales year in Koss Corporation's history. While not a record breaking sales year like 1994, we are pleased by the technological breakthroughs and product advancements we have made over the course of 1995.

Sales for the fiscal year ending June 30, 1995 were $33,432,344 compared to $35,561,322 in 1994. Net income for the year was $2,087,994 compared to $2,800,855 one year ago. Earnings per share were $0.58 in 1995 compared to $0.75 in fiscal year 1994.

We suffered a set back in our computer speaker business which was partially covered by growth in our stereophone base business. The growth, however, was not enough to cover the total decline in speaker sales. Adding to this sales decline, dealer returns for repair and credit also created a significant impact on our sales and profit figures for this year. Information gathered from other sources indicate that this propensity for credit returns was widespread throughout the retail industry and not limited to Koss.

In fiscal year 1995, the Canadian subsidiary contributed a loss of approximately $600,000. The Canadian warehouse has been sublet and, since May, all products for the Canadian market have been shipping from the U.S. warehouse directly to dealers in Canada. Our move to transform the Canadian subsidiary from a warehousing unit into a sales-only operation was extremely delicate. We began this move two years ago as we took our first steps to ship Canadian customers directly. We are now satisfied that this reconfiguration will make a contribution to the company's profitability in fiscal year 1996 and beyond.

Koss received news late this year that a test lab report for the Federal Communication Commission (FCC) had been successful for Koss' JR/750 and JR/900 wireless, radio frequency stereophone systems. We have decided to hold off on production of the JR/750 and concentrate our full efforts on bringing the JR/900 to market during the coming year.

The JR/900 cordless stereophone utilizes a 900 megahertz transmission system to beam a stereo signal throughout the entire household. Unlike budget models currently available, the JR/900 will offer the listener the ability to access five different channels for high quality, interference-free listening. Market feedback indicates a consumer desire for a wireless, radio frequency stereophone that delivers on the promise of high fidelity sound reproduction. We are convinced that the JR/900 is a notable improvement over current market offerings and will be the stereophone to deliver on that promise.

The JR/900 is not slated to impact sales until after the holiday season, however the unit will give Koss Corporation access to a host of RF applications. We believe these potential applications, as well as new communications technologies, will be key to the company's long term growth and continued position as a stereophone market leader -- always Koss' primary focus.

We would like to extend our gratitude to our customers, suppliers, stockholders, and the whole Koss team for their hard work and dedication to creating the current and future success of Koss Corporation.

Sincerely,


John C. Koss                               Michael J. Koss
Chairman of the Board                      President & C.E.O.

CONSOLIDATED STATEMENTS OF INCOME                         KOSS CORPORATION


Year Ended June 30                              1995              1994              1993
- ----------------------------------------------------------------------------------------
Net sales                                $33,432,344       $35,561,322       $32,137,448
Cost of goods sold                        22,810,037        23,686,971        20,786,120
- ----------------------------------------------------------------------------------------
Gross profit                              10,622,307        11,874,351        11,351,328
Selling, general and
  administrative expense                   8,376,204         8,191,504         7,177,946
- ----------------------------------------------------------------------------------------
Income from operations                     2,246,103         3,682,847         4,173,382
Other income (expense)
  Interest income                             98,090            56,461            44,083
  Interest expense                          (317,922)         (246,911)         (312,501)
  Royalty income                           1,412,723         1,108,458           610,795
- ----------------------------------------------------------------------------------------
Income before income taxes                 3,438,994         4,600,855         4,515,759
Provision for income taxes                 1,351,000         1,800,000         1,725,000
- ----------------------------------------------------------------------------------------
Net income                                $2,087,994        $2,800,855        $2,790,759
========================================================================================
Number of common and common
  equivalent shares used in
  computing earnings per share             3,631,364         3,751,514         3,392,713
========================================================================================
Earnings per common and common
  equivalent share:                             $.58              $.75              $.82
========================================================================================

CONSOLIDATED BALANCE SHEETS                           KOSS CORPORATION


As of June 30                                             1995            1994
- ----------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash                                                $    49,227     $     37,355
  Accounts receivable, less allowances of
    $289,217 and $229,230 respectively                  7,242,862        7,396,902
  Inventories                                           9,395,915        7,837,319
  Prepaid expenses                                        676,874          544,353
  Income taxes receivable                                 376,147          426,236
  Prepaid income taxes                                    378,946          268,486
- ----------------------------------------------------------------------------------
    Total current assets                               18,119,971       16,510,651
- ----------------------------------------------------------------------------------
Equipment and Leasehold improvements, at cost:
  Leasehold improvements                                  585,952          575,397
  Machinery, equipment, furniture and fixtures          4,299,822        4,229,162
  Tools, dies, molds and patterns                       7,309,609        6,600,289
- ----------------------------------------------------------------------------------
                                                       12,195,383       11,404,848
  Less--accumulated depreciation                        9,911,989        9,236,513
- ----------------------------------------------------------------------------------
                                                        2,283,394        2,168,335
Intangible and Other Assets                               569,558          541,420
- ----------------------------------------------------------------------------------
                                                      $20,972,923     $ 19,220,406
==================================================================================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Accounts payable                                    $ 1,726,711     $  1,266,553
  Accrued liabilities                                     948,626          734,076
Current maturities of
    long-term debt                                             --           12,376
- ----------------------------------------------------------------------------------
    Total current liabilities                           2,675,337        2,013,005
- ----------------------------------------------------------------------------------
Long-Term Debt                                            570,000        2,068,741
Deferred Income Taxes                                       6,862           87,202
Deferred Compensation and Other Liabilities               907,264          902,830
Contigently Redeemable Common Stock                     1,490,000        1,490,000
- ----------------------------------------------------------------------------------
Stockholders' Investment:
  Common stock, $.01 par value,
    authorized 8,500,000 shares;
    issued and outstanding 3,486,080
    and 3,231,080 shares, respectively                     34,861           32,311
  Paid in capital                                       3,318,465        2,760,905
  Cumulative translation adjustment                       (65,116)         (81,844)
  Contingently redeemable equity interest, net         (1,490,000)      (1,490,000)
  Retained earnings                                    13,525,250       11,437,256
- ----------------------------------------------------------------------------------
    Total stockholders' investment                     15,323,460       14,148,628
- ----------------------------------------------------------------------------------
                                                      $20,972,923     $ 19,220,406
==================================================================================

STOCKHOLDERS' INFORMATION                                      KOSS CORPORATION

       Koss Corporation's 1995 Annual Report is presented in a simple readable and functional style. This Annual Report contains condensed financial statements only. The detailed financial statements including footnotes are included in the Form 10-K which has been provided to all stockholders along with the 1995 Annual Report. The Company believes this manner of presentation provides a concise summary for those who want to be kept informed while at the same time allowing those who feel it necessary the opportunity to investigate further.

       Koss Corporation common stock is traded on the Over the Counter market and quotations are available through the National Market System. The trading symbol is KOSS.

       For additional Annual Reports, Form 10-K's or Proxy materials write to:

               Investment Relations
               Koss Corporation
               4129 N. Port Washington Ave.
               Milwaukee, WI  53212


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Koss Corporation

       We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Koss Corporation and its subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, and of stockholders' investment and of cash flows for each of the three years in the period ended June 30, 1995 (not presented herein); and in our report dated July 20, 1995, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of June 30, 1995 and 1994, and the related condensed consolidated statements of income for each of the three years in the period June 30, 1995 ended, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PRICE WATERHOUSE LLP
Milwaukee, Wisconsin
July 20, 1995

MANAGEMENT INFORMATION                           KOSS CORPORATION

OFFICERS AND                               DIRECTORS
SENIOR MANAGEMENT

John C. Koss                              John C. Koss
Chairman of the Board                     Chairman of the Board
                                          Koss Corporation
Michael J. Koss
President                                 Thomas L. Doerr
Chief Executive Officer                   President
Chief Operating Officer                   Doerr Corporation
Chief Financial Officer
                                          Victor L. Hunter
John C. Koss, Jr.                         President
Vice President--Sales                     Hunter Business Direct

Daniel Esposito                           Michael J. Koss
Vice President--Corporate Systems         President, C.E.O.,
                                          C.O.O., C.F.O.
Sujata Sachdeva
Vice President--Finance                   Lawrence S. Mattson
                                          Retired President
Richard W. Silverthorn                    Oster Company
Secretary
General Counsel                           Martin F. Stein
                                          Chairman
Declan Hanley                             Eyecare One Inc.
Vice President--International Sales
                                          John J. Stollenwerk
                                          President
ANNUAL MEETING                            Allen-Edmonds Shoe Corporation

October 19, 1995
Performance Center
Koss Corporation
4129 N. Port Washington Avenue
Milwaukee, WI  53212

TRANSFER AGENT                            INDEPENDENT ACCOUNTANTS

Questions regarding change of address,    Price Waterhouse LLP
stock transfer, lost certificate, or      Milwaukee, Wisconsin
information on a particular account
should be directed in writing to:
                                          LEGAL COUNSEL
Firstar Trust Company
Box 2077                                  Whyte Hirschboeck Dudek S.C.
Milwaukee, WI  53201
Attn:  Mr. Eugene R. Lee